Exhibit 10.10

Rick Smith
4 Skegby Hall Gardens
Skegby
Sutton In Ashfield	Millennium Way West
Nottinghamshire	Phoenix Centre
NG17 3FX	Nottingham
NG8 6AW

Tel: (0115) 979 6300
Fax: (0115) 979 50600

www.chesapeakecorp.com

Dear Rick

Re. the Paperboard Group – Update to your Terms and Conditions of Employment

Reference is made to an investment agreement dated on or around the date hereof among you, the Managers (as defined therein), CEP III Chase SARL, Chase Manco, L.P., CEP III Chase Finance SARL, Chase Midco 1 Limited and Chase Topco Limited (the “Investment Agreement”). Capitalised terms used herein, but not otherwise defined, shall have the meaning given to them in the Investment Agreement.

As you are aware, pursuant to the Share Purchase Agreement, the Paperboard Group (as defined in the Share Purchase Agreement), comprising: (i) Chesapeake Packaging Asia Limited; (ii) Chesapeake Packaging B.V.; (iii) Chesapeake Packaging GmbH; (iv) Chesapeake UK Holdings Limited; and (v) Chesapeake US Inc., and each of their subsidiaries, was sold to Chase Bidco Limited.

As a condition to closing of the transactions contemplated by the Investment Agreement, you, as a senior manager employed by a Paperboard Group entity, are required to enter into this amendment letter (the “Employment Contract Amendment Letter”), amending the terms of your existing employment contract (the “Employment Contract”) with your Paperboard Group employing entity (the “Employer”) as follows:

(i)	In addition to any existing termination provisions in the Employment Contract, the Employer shall be entitled, but not bound, to terminate your employment with your Employer with immediate effect without notice or payment in lieu of notice if you commit a material breach of:

a.	Clauses 7.2 (Conduct of Business), 8.2 (Provision of Information) or 19.3, 19.5, 19.6, 19.7 and 19.9 (Exit & Refinancing) of the Investment Agreement; or

b.	Articles 52.2 (Share Transfers: General),

c.	the Warranties (as defined in the Investment Agreement), provided that such breach gives rise to a successful claim under the Subscription Letter provided that if the breach is capable of remedy, such breach is not remedied to the reasonable satisfaction of the Majority Investors (as defined in the Investment Agreement) within 10 Business Days of receipt of notice in writing of such breach by you.

Registered Number: 2586987, England and Wales

Registered office: Millennium Way West, Phoenix Centre, Nottingham NG8 6AW

(ii)	The Employer reserves the right in its absolute discretion to terminate your employment with the Paperboard Group immediately by giving you notice of termination in writing either instead of or at any time after prior notice of termination is given by either party to the Employment Contract. In these circumstances, subject to any terms of the Employment Contract permitting the Employer to terminate your employment summarily, within 14 days the Employer will make a payment to you in lieu of the unexpired notice period of an amount equal to basic salary you would have earned and the cost to the Employer of providing your contractual benefits during the unexpired notice period, as reasonably determined by the Employer. The payments will not include any bonus, commission, share of profits and any other benefits, for example benefits derived from any share incentives, and will be paid less any deductions for tax and social security contributions, anywhere in the world arising. For the avoidance of doubt, to the extent that your employment with the Paperboard Group is terminated after the end of a bonus year but before the date that a bonus is due to be paid, you will be entitled to a payment in respect of the bonus accrued, if any, for that prior bonus year, calculated in accordance with and paid at the same time as, bonuses for those other senior managers who remain in employment on the applicable bonus payment date.

To the extent any term or terms of your Employment Contract conflict with the terms of this letter, the terms of this letter shall prevail. All other terms and conditions of your employment with the Paperboard Group shall remain the same.

For your reference, we attach extracts of the clauses of the Investment Agreement and Articles referred to above. These are for illustration only and reference must at all times be made to the versions of the Investment Agreement and Articles in force at the applicable time.

Please sign and return a copy of this letter to confirm you have read and understood it and agree to its terms.

Yours sincerely

/s/ Mike Cheetham

Mike Cheetham
CEO, Chesapeake
For and on behalf of the Paperboard Group

Registered Number: 2586987, England and Wales

Registered office: Millennium Way West, Phoenix Centre, Nottingham NG8 6AW

I, [Name Rick Smith], confirm that I have read and understood the terms of this Employment Contract Amendment Letter sent to me on [30/9/13] by the Paperboard Group amending certain provisions of my Employment Contract and I agree to its terms.

Signed:	/s/ Rick Smith

Registered Number: 2586987, England and Wales

Registered office: Millennium Way West, Phoenix Centre, Nottingham NG8 6AW

Extract from Investment Agreement

Clause 7.2

Each Manager… undertake[s] to the Investors that he… shall (to the extent that he… (as applicable) is reasonably and legally able to do so) procure that the Company performs its obligations as set out in Schedule 3.

Clause 8.2

Each Manager… undertake[s] to the Investors that he… shall (to the extent that he… (as applicable) is reasonably and legally able to do so) procure that the Company performs its obligations as set out in Schedule 4.

Clause 19.3

If the Majority Investors propose an Exit, Asset Sale or a Refinancing, .… the Managers shall take such steps (as a shareholder, director, employee or otherwise), execute such documents, pass such resolutions or otherwise give such cooperation and assistance to implement the Exit, Asset Sale or Refinancing as is reasonably required by the Majority Investors which, in the case of the Managers, shall include the preparation of an information memorandum, the giving of presentations to potential purchasers, investors, financiers and their advisers and the provision of assistance in any syndication process or the voting of any shares or giving of any class consents in accordance with the Majority Investors’ reasonable requirements as is necessary or desirable to facilitate the Exit, Asset Sale or Refinancing.

Clause 19.5

Each of the parties acknowledges and agrees that immediately prior to, but conditional upon, an Exit the share capital of the relevant Group Company shall be reorganised as may be reasonably determined by the Majority Investors for the purpose of enabling or assisting an Exit to occur (a “Pre-Exit Reorganisation”) provided always that.…the economic rights of the A Ordinary Shares will not be affected without the economic rights of the B Ordinary Shares being proportionately affected and the proceeds that would have been received by the holders of A Ordinary Shares on such Exit but for the Pre-Exit Reorganisation and the proceeds that will be received by the holders of A Ordinary Shares on such Exit following the Pre-Exit Reorganisation will remain the same in all material respects.

Clause 19.6

The Managers… acknowledge that, in view of the opportunity afforded to them by the terms of their subscriptions for Shares, Loan Notes, Manco Interests or shares in any Group Company or a New Holding Company that is the subject of the Exit as a result of a Pre-Exit Reorganisation, in the event of an Exit:

(a)	they will give such warranties, indemnities and restrictive covenants as are customarily given in the context of such an Exit and which are negotiated between the Managers and the purchaser or sponsor as the case may be;

(b)	they will each reveal to the Investors the full details of any agreements, arrangements or understandings pursuant to which they (or any person connected with them) will or may receive any consideration in respect of the Exit; and

(c)	in the event such Exit is an IPO, they will agree such reasonable restrictions on the disposal of their Shares (or those held by their Family Trusts) for a reasonable period after the IPO as is recommended by the sponsor on such IPO, subject to customary limitations.

Clause 19.7

Promptly following an Asset Sale…the Managers shall, at the request of the Majority Investors, take such steps (in so far as each has the power to do so) as are necessary to achieve a Winding-Up and to distribute the surplus assets of the Group in accordance with the Articles as soon as reasonably practicable following completion of such Asset Sale.

Clause 19.9

…. each of the Managers agree that:

(a)	they will promptly notify the Majority Investors and the Investor Directors of any serious approach from a third party who is potentially interested in acquiring shares or other securities (including debt securities) in the Group or acquiring a substantial part of the business or assets of the Group (a “Prospective Buyer”) about which it or they become actually aware; and

(b)	without the prior consent in writing of the Majority Investors, they will not (and will procure that no other shareholder, director, adviser, agent or employee of the Group does not) directly or indirectly:

(i)	enter into or be involved in any negotiation with any Prospective Buyer; or

(ii)	make available any information relating to the Group to any Prospective Buyer.

SCHEDULE 3

CONDUCT OF BUSINESS

1.	CONDUCT OF BUSINESS

1.1	Except as otherwise expressly required or permitted under this Agreement or with the prior written consent of the Majority Investors, the Company shall at all times:

(a)	procure that each Group Company properly manages its business, makes no change in the nature of its business, complies with all Laws applicable to it in respect of the conduct of its business, carries on its business only in the ordinary course, takes all reasonable steps to preserve and protect its assets and goodwill, including its relationships with customers and suppliers and obtains and maintains in full force and effect all licences, consents and authorisations required for the conduct of the whole or any part of its business and ensure that any expansion, development or evolution of the business of the Group, as carried on today, is effected only through the Group Companies;

(b)	procure that each Group Company complies with all Anti-Corruption Laws;

(c)	seek to develop its business in accordance with the Annual Budget;

(d)	insure and keep insured at all times with reputable insurers the insurable assets and undertakings of the Group to the extent, in the amounts and against the risks which its insurance brokers advise that it would be good practice to keep (such insurance to include cover against any liability of the directors of any Group Companies and their respective alternates in the lawful performance of their respective duties) and procure that the insurances maintained by the Group are reviewed by the Company’s insurance brokers at least once in each calendar year and that all reasonable recommendations made by such insurance brokers in relation to such insurances are complied with and not do anything or, as far as practicable suffer anything to be done whereby any such insurance policies shall become void or voidable or an increased premium thereon shall become payable;

(e)	comply with the Disclosure and Transparency Guidelines, to the extent applicable, including vis-à-vis its reporting, communication and disclosure obligations thereunder and as required by the Majority Investors;

(f)	implement and maintain systems and policies to ensure compliance with, and comply with, any CRC Measures that apply to any Group Company and take all steps required by an Investor (or any of its Affiliate) for them to comply with their obligations in relation to CRC Measures, on a timely basis including: (i) the payment of all relevant costs for which any member of the Group is liable in relation to CRC Measures; and (ii) the reimbursement of all relevant costs in relation to the Group’s compliance with CRC Measures for which any of the Investors (or their Affiliates) become liable;

(g)	procure that each Group Company complies with its obligations under this Agreement, the Share Purchase Agreement, the Loan Note Instrument, its constitutional documents and the Finance Documents and, at the request of an Investor Director, enforces all of its rights thereunder and shall not, without the consent of the Majority Investors, release, compound or compromise any liability to any Group Company by any party thereto or give time or indulgence to any such party and shall not apply for any waiver or consent thereunder or make any amendment thereunder which may reasonably be considered to be prejudicial to the interests of the Investors;

(h)	take such action as is necessary under the terms of the Finance Documents to enable all payments due to be paid under the terms of the Articles and the Loan Notes to be paid when due (or as soon thereafter as the terms of the Finance Documents permit);

(i)	maintain effective and appropriate control systems in relation to the financial, accounting, tax and record keeping functions of the Group and conduct such internal audits into its operations and management as the Board directs, to be led by an internal controller in conjunction with the Company’s auditors at the time;

(j)	take reasonable steps to protect any Confidential Information; and

(k)	procure that each Group Company shall enforce to the fullest extent practicable the obligations of its employees, directors, officers, consultants and exclusive contractors under their respective employment contracts, service agreements, agreements for the provision of services and consultancy agreements insofar as those obligations:

(i)	apply following termination of the employment, consultancy or contractorship;

(ii)	relate to the disclosure of confidential information;

(iii)	relate to the disclosure of or the ownership of Intellectual Property or the procedures for vesting and/or perfecting such ownership or rights to Intellectual Property in the relevant Group Company; or

(iv)	relate to any interest such employee, consultant or exclusive contractor may have in any business, company, partnership or other undertaking or in any contract or other arrangement which is or may be or become harmful to any Group Company.

2.	RESERVED MATTERS

2.1	Except as otherwise expressly required or permitted under this Agreement or with the prior written consent of the Majority Investors, the Company shall at all times procure that no Group Company:

Constitutional Arrangements

(a)	other than as permitted under this Agreement, creates, allots, issues, redeems or repurchases any share, loan capital or other security or grants any options over, or any other right in respect of, any share, loan capital or other security;

(b)	makes any alteration to its constitutional documents;

(c)	makes any change to its name;

(d)	takes any steps to:

(i)	wind itself up;

(ii)	obtain an administration order in respect;

(iii)	invite any person to appoint a receiver or receiver and manager of the whole or any party of its business;

(iv)	make a proposal for a voluntary arrangement under section 1 of the Insolvency Act 1986;

(v)	obtain a compromise or arrangement under Part 26 of the Companies Act 2006; or

(vi)	do anything similar or analogous to those things in paragraphs (A) to (E) above, in any other jurisdiction;

(e)	makes any material changes to the accounting procedures or principles by reference to which its accounts are prepared or the basis of their application or its accounting reference date (save as may be necessary to comply with changes in statements of standard accounting practice);

(f)	changes its auditors unless they shall at their own insistence resign or not seek re appointment (in which event no new appointment shall be made without the written consent of the Majority Investors);

Distributions

(g)	(other than as required by the Articles in respect of the Shares) declares, makes or pays a dividend or other distribution (whether in cash, stock or in kind) or makes any reduction of its paid-up share capital;

Encumbrances

(h)	creates, grants, issues or varies any Encumbrance over its shares, assets or undertaking (otherwise than in the ordinary course of business and in accordance with the Finance Documents or any document to be entered into pursuant to the Finance Documents or any security created pursuant to them);

Transaction Documents

(i)	amends, takes any action under, or waives any right or claim under this Agreement, the Articles, the Loan Note Instrument, the Share Purchase Agreement or any agreement or arrangement entered into in connection therewith;

(j)	takes any action or makes any omission which is inconsistent with the provisions of this Agreement;

On-going Operations

(k)	enters into any transaction of any nature other than on arm’s length terms;

(l)	makes any material alteration to the nature of its business;

(m)	makes any explanation of non-compliance with the requirements of the Disclosure and Transparency Guidelines;

(n)	makes any change to the Annual Budget;

(o)	fail to settle in accordance with the payment procedures and timescales normally observed by the Group any debts incurred in the normal course of trading;

(p)	enters into any discussions or negotiations with potential purchaser of the Group or any material part thereof;

(q)	enters into any lease, lease hire or hire purchase agreement or agreement for payment on deferred terms having an annual value exceeding £250,000;

(r)	implements any new risk management, health and safety or environmental policy;

(s)	factors any of its book debts or enters into any invoice discounting or similar arrangements;

(t)	makes any political donations;

(u)	makes charitable donations in excess of £75,000 in aggregate per annum;

Material Contracts

(v)	enters into, makes any material modification to or terminates any contract which either: (i) is incapable of being performed in accordance with its terms within 3 years and has an annual net impact on the EBITDA of the Group of £2.0 million or more; or (ii) results in, or is reasonably likely to result in, revenues of, or expenditure by, the Group in excess of £10.0 million per annum;

(w)	enters into any agreement which:

(i)	restricts its freedom to do business, otherwise than in the ordinary course of business of the Group as carried on in the twelve months prior to Completion; or

(ii)	restricts its freedom to do business in a material respect;

Capital Expenditure

(x)	incurs any capital expenditure in excess of £500,000 on any individual project unless (and to the extent that) such capital expenditure has been forecast in the Annual Budget in respect of the applicable Financial Year;

Borrowing

(y)	borrows any money (other than pursuant to, or as permitted by, the Finance Documents) or enters into any foreign exchange contracts, interest rate swaps or other derivative instruments;

(z)	grants or modifies the terms of any loans or other financial facilities (except to Employees in amounts not exceeding £2,000 per Employee, or in the normal course of trading, or to a wholly-owned subsidiary for use in the normal course of trading) or any guarantees or indemnities for the benefit of any person;

Acquisitions, Disposals and Joint Ventures

(aa)	enters into any agreement or arrangement or permits any action whereby another company becomes its subsidiary undertaking where the enterprise value of such subsidiary is greater than £500,000 or where a current Group Company ceases to be a Group Company;

(bb)	enters into any joint venture, partnership or agreement or arrangement for the sharing of profits or assets;

(cc)	acquires (whether by one transaction of by a series of transactions) the whole, or a substantial or material part of the business, undertaking or assets of any other person where the value of such acquisition is in excess of £500,000;

(dd)	disposes of (whether by one transaction or by a series of transactions) the whole or any substantial or material part of its business, undertaking or any other of its assets where the value of such disposal is in excess of £500,000;

Insurance

(ee)	materially modifies the terms of any insurance policies of the Group;

Exit

(ff)	appoints any advisers on an Asset Sale, Exit or Refinancing or on any other matter material to the Group as a whole;

Litigation

(gg)	institutes, engages in or settles any material legal proceedings (except in respect of debt collection in the ordinary course of business);

Officers and Employees

(hh)	appoints or removes from the board of any Group Company or terminates the employment of: (A) any director, officer or company secretary; or (B) any Employee: (x) whose aggregate annual salary and emoluments (including bonus) is in excess of £100,000; or (y) who is a Manager;

(ii)	enters into, terminates or varies any contract or arrangement between any member of the Group and a Manager (or a connected person of a Manager) or in which the Manager is otherwise interested;

(jj)	enters into any material correspondence or discussions with the trustees of any pension scheme of any Group Company or enters into any correspondence or discussions with the Pensions Regulator;

(kk)	makes any material changes (other than those required by Law) to the terms and conditions of employment (including the provision of any contractual or non-contractual benefits) of directors, officers or employees (including granting any new options or other entitlements under existing schemes or benefits);

(ll)	makes any amendment, other than solely to comply with legislative requirements, to any agreements or arrangements for the payment of pensions or other benefits on retirement to present or former directors, officers or employees of any of the Group Companies or any of their dependants; or

Agreement

(mm)	enters into any agreement or arrangement (whether in writing or otherwise) to do any of the foregoing or allow or permit any of the foregoing.

SCHEDULE 4

INFORMATION OBLIGATIONS

1.	FINANCIAL INFORMATION

1.1	The Company undertakes to the Investors that it will prepare and deliver to each of the Investors, at the Company’s cost:

(a)	not later than 20 Business Days before the beginning of each Financial Year, a detailed draft operating budget of the Group in respect of such Financial Year (including a cash flow and capital expenditure forecast for the Group in respect of such Financial Year broken down by month and a specific list of transactions proposed in such Financial Year for which the consent of the Majority Investors is required) in the form reasonably required by the Investors, and once the Investors have been consulted as to form and content and the written consent of the Majority Investors has been given such budget shall be adopted as the annual budget (the “Annual Budget”);

(b)	within four months after the commencement of any Financial Year and within one month of the end of each three month period thereafter, an updated Annual Budget for the remainder of such Financial Year (which shall not constitute the Annual Budget unless and until the written consent of the Majority Investors is given) and a comparison against the original Annual Budget;

(c)	within 10 Business Days of the end of and in respect of each month, consolidated monthly management accounts of the Group in the form reasonably required by the Majority Investors including a profit and loss account or equivalent financial statement required to be prepared by International Accounting Standards and a balance sheet, cash flow statement and forecast in each case with a comparison against the Annual Budget together with a report by the managing director of the Group on the trading and prospects of the Group; and

(d)	promptly upon the same becoming available and in any event not later than four months after the end of each Financial Year, the audited (consolidated, where appropriate) financial statements for such Financial Year in relation to the Group and the audited financial statements for such Financial Year in relation to each Group Company, including in each case all additional information and related notes and the directors’ report and auditor’s report.

2.	OTHER INFORMATION

2.1	The Company undertakes to the Investors that it will:

(a)	keep the Investor Directors and the Investor promptly informed as soon as reasonably practicable of all material matters relating to the business of the Group to such extent and in such form as the Investor Directors and the Majority Investors may from time to time reasonably require;

(b)	procure that the Investors are given such information and such access to the officers, employees and premises of the Group as the Majority Investors may reasonably require;

(c)	deliver to the Investors information regarding any offer or approach (formal or informal) which might lead to any sale or disposal of any Shares or of any part of the business or assets of the Group (otherwise than in the ordinary and normal course of trading) as soon as reasonably practicable upon the Company or any member of the Board becoming actually aware of it;

(d)	deliver to each Investor a copy of the draft minutes of each meeting of the Board or of a committee of the Board, as soon as reasonably practicable following, and in any event, no later than the earlier of the same time the minutes are made available to the relevant directors of the board(s) and the Business Day before the next meeting of the relevant board or committee; or within two weeks of such meeting;

(e)	as soon as practicable upon any Group Company or any member of the Board becoming aware of them, deliver to the Investors written details of any circumstances which will or might be reasonably likely to:

(i)	cause any actual or prospective material adverse change in the financial position, prospects, assets or business of the Group; or

(ii)	adversely affect any Group Company’s ability to perform its obligations under this Agreement, the Finance Documents or enforceability of any security thereunder, or its obligations under any material contract to which it is a party;

(f)	deliver to the Investors written notification as soon as practicable and in any event within 24 hours if it becomes aware of any violation by any Group Company of any Law, statute, regulation or ordinance of any government entity, applicable to any Group Company which could in any respect materially and adversely affect the business or reputation of the Group or of any Investor;

(g)	deliver to the Investors written details of any litigation, arbitration or administrative proceedings or claim which might by itself, or together with any other proceedings or claim, either have a material adverse effect on the financial condition of the Group (or affect adversely its ability to perform its obligations under this Agreement) as soon as the proceedings or claim is issued or threatened in writing; and

(h)	deliver to the Investors as soon as practicable following publication any reports or studies commissioned by or on behalf of any Group Company and any interim drafts obtained by any Group Company in connection with the same.

Extract from Articles

Article 52.2

No share or shares may be transferred to any person at any time, except:

(a)	as permitted.…with the prior written consent of an Investor Director;

(b)	as required pursuant to Article 54 [(compulsory transfers]);

(c)	where such transfer…is required pursuant to a Drag Along Notice;

(d)	where such transfer is made pursuant to the acceptance of an offer made in accordance with Article 56.1 [(Tag along right)].